SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of October, 2011

AVIVA PLC

 (Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures:  EUR 800,000,000 5.75 per cent hybrid call

13 October 2011

AVIVA PLC (the "Issuer")

€800,000,000 5.75 per cent.

Fixed/Floating Rate Subordinated Notes due 2021 (ISIN: XS0138717953) (the "Notes")

Cancellation of Listing

The Issuer (formerly known as CGNU plc) wishes to announce that it has applied to the Financial Services Authority, in its capacity as United Kingdom Listing Authority, to cancel the listing of the Notes on the Official List of the United Kingdom Listing Authority.

The application to cancel the listing of the Notes with effect from (and including) 14 November 2011 has been made as a result of the Issuer's notification to the holders of the Notes that it shall redeem the Notes in full on the Reset Date (14 November 2011) at their principal amount together with any accrued interest to (but excluding) 14 November 2011 and all Arrears of Interest (if any).

Capitalised terms not otherwise defined herein have the meanings given to them in the terms and conditions of the Notes.

Enquiries:

Investor relations
Charles Barrows                                                                     +44 (0)20 7662 8115
David Elliot                                                                              +44 (0)20 7662 8048

Aviva plc
St Helen's, 1 Undershaft
London EC3P 3DQ

Registered in England
Number 2468686

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 13 October, 2011
AVIVA PLC

By: /s/ K.A. Cooper

K.A. Cooper
Group Company Secretary